JONATHAN RAM DARIYANANI
ATTORNEY AT LAW
1703 Franklin Street, Fredericksburg, VA 22401
Tel (415) 699-7121 Fax (415)358-5548

July 6, 2010

Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549
Attention: Michael F. Johnson
Staff Attorney

RE: FUSA Capital Corporation
Preliminary Information Statement on Schedule 14A
Filed June 11, 2010
File No. 000-50274

Dear Mr.Johnson:

This letter is written in my capacity as Corporate Counsel to FUSA Capital Corporation ("FUSA"), a Nevada corporation.  This letter concerns our Preliminary Information Statement on Schedule 14 A("14A")filed with the Commission on June 11, 2010 and the comment letter on this statement sent by the Commission dated June 17, 2010.

In response to your comment letter, we have filed an amendment to the above referenced filing concurrent with this letter.

We will now address your comments to the original filing as numbered in your letter of June 17, 2010.

General

1. Proxy Disclosure Enhancements.   We have added additional information regarding the qualifications of Jenifer Osterwalder and Alexander Khersonski and regarding Ms. Osterwalder's compensation arrangements that we believe provide the information required by the revised disclosure requirements elaborated in release 34-61175.

The Proposal

2. Future Transactions.  You have asked us to amend this language to clarify our present intent with respect to proposals or arrangements to issue stock.  We have added language in the filing which indicates:
"In the event that the Board decides in the future to issue shares for capital, services, or acquisitions, the present management and stockholders of the Company most likely will not have control of a majority of the voting shares of the Company. As of the date of hereof, the Company has no present plans, proposals or arrangements to issue any of the newly authorized stock, written or otherwise for any purpose, including acquisitions. "

3. Name Change.  Since the date of your letter, the board has elected to recommend to shareholders that the vote to change the Company's name to Spectral Capital Corporation because they think that it will evoke a more positive brand image for the Company.

Conclusion

On behalf of the Company, I hereby affirm that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Company.  The Company acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the commission from taking any action with respect to the filing.  We also represent that the staff comments may not be asserted as a defense initiated by the Commission or under the Federal Securities Laws of the United States.

We are happy to provide you with additional information that you may require regarding our original or amended filing.  Please do not hesitate to contact the undersigned at 540-841-0226 with questions.

Sincerely,

Jonathan Dariyanani
Corporate Counsel
FUSA Capital Corporation